600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com William Mark Young 713.220.4323 Phone 713.238.7111 Fax markyoung@andrewskurth.com

July 22, 2010

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4631

Washington, D.C. 20549

RE:	Flotek Industries

Form S-3 filed April 30, 2010

File No. 333-166443

Dear Mr. Ingram:

On behalf of Flotek Industries, Inc., a Delaware corporation (the “Company”), we have filed through EDGAR and separately forwarded courtesy copies of Amendment No. 1 to the above-referenced registration statement on Form S-3 (the “Registration Statement”), each of which has been marked to show changes from the original filing.

In this letter, we respectfully submit the following responses to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated May 25, 2010 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, we have repeated in bold face type the comments exactly as set forth in the Comment Letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. A copy of this letter has been furnished on EDGAR as correspondence.

We understand that you will be reviewing the Company’s responses and may have additional comments. We welcome any questions you may have concerning the Company’s responses and thank you for your attention devoted to the filing. Please feel free to call us at the telephone number listed at the end of this letter.

General

1.	In addition to File Nos. 333-166442 and 333-166443, we note that you currently have another outstanding effective registration statement (333-16 1552). In the interest of simplified disclosure, please consider the application of Securities Act Rule 429. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the shares in these offerings and in your other outstanding offering. Absent the use of Rule 429, please revise the cover page of the registration statement to reference concisely your concurrent offerings.

Response: The Company does not wish to combine prospectuses under Rule 429 of the Securities Act at this time and will make appropriate disclosure in the Registration Statement.

2.	At the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us of your compliance with these requirements.

Response: The Company’s financial statements comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. All of the Company’s subsidiaries are guarantors of its public debt. Each of the subsidiary guarantors is 100% owned by the Company, the guarantees are full and unconditional and the guarantees are joint and several. Therefore, pursuant to paragraph (f) of Rule 3-10 of Regulation S-X, financial statements of the subsidiary guarantors are not required so long as the Company’s financial statements are provided for the periods specified in Rule 3-10 of Regulation S-X. Additionally, because all of the Company’s subsidiaries are guarantors and the Company is a holding company with no independent assets or operations, the consolidating footnote that would otherwise be required by Rule 3-10 of Regulation S-X is not required pursuant to instructions 1 and 2 to paragraph (f) of Rule 3-10 of Regulation S-X.

Please see “Financial Statements — Note 9 — Convertible Notes and Long-Term Debt” in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, where the following disclosure has been provided:

“Because the Company is a holding company with no independent assets or operations, the 2008 Notes and the 2010 Notes are guaranteed by the Company and each of its wholly-owned subsidiaries. The guarantees are full and unconditional, and joint and several, on a senior, unsecured basis. The agreements governing the Company’s long-term indebtedness do not contain any significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan .”

Prospectus Cover Page

3.

We note that the registration statement covers the resale by certain selling security holders of 5.25% Convertible Senior Secured Notes due 2028 and related guarantees. You state on the cover that the “selling securityholders and their permitted transferees may offer and sell the securities from time to time at market prices. . .” Given that there is currently no public market for the convertible notes, revise the prospectus cover page and plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are listed on a national securities exchange or quoted on an automated quotation system. Only thereafter may the selling security holders sell at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933. Recalculate your registration fee, if necessary, based upon this offering price.

Response: The Company acknowledges Comment No. 3 and has revised the Registration Statement accordingly.

United States Federal Income Tax Considerations, page 36

Stated Interest and OID on the Notes, page 37

4.	Please disclose the original issue discount percentage omitted from the second paragraph under this heading.

Response: The Company acknowledges Comment No. 4 and has revised the Registration Statement accordingly.

Plan of Distribution, page 47

5.	Please clearly state that the selling security holders may be deemed to be underwriters.

Response: The Company acknowledges Comment No. 5 and has revised the Registration Statement accordingly.

Item 17. Undertakings, page II-3

6.	Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. In addition, please delete as inapplicable the undertakings set forth in paragraphs (4) and (5).

Response: The Company acknowledges Comment No. 6 and has revised the Registration Statement accordingly.

Signatures

7.	Please indicate who signed the registration statement in the capacity of principal accounting officer for each of your guarantor subsidiaries. See Instruction 1 to Signatures on Form S-3.

Response: The Company acknowledges Comment No. 7 and has revised the Registration Statement accordingly.

Exhibit 5.1

8.	Counsel may not assume the matters contained in subparagraph (iv) on page 2. Either provide counsel’s basis for assuming such readily ascertainable matters or delete the reference.

Response: Counsel to the Company acknowledges Comments No. 8 and has revised its opinion accordingly.

9.	Please provide us counsel’s basis for including the last clause of the penultimate paragraph on page two, which states “and we express no opinion herein with respect to provisions relating to severability and separability.”

Response: Counsel to the Company acknowledges Comment No. 9 and has revised its opinion accordingly.

10.	Please have counsel revise its opinion to reflect, or supplementally confirm to us in correspondence uploaded on EDGAR, that it concurs with our understanding that its reference to the Delaware General Corporation Law includes all reported judicial decisions interpreting the DGCL.

Response: Counsel to the Company acknowledges Comment No. 10 and has revised its opinion accordingly.

Please direct any questions that you have with respect to the foregoing to the undersigned of Andrews Kurth LLP at (713) 220-4323.

Sincerely,

/s/ W. Mark Young
W. Mark Young

cc: Jesse Neyman (Company)

cc: Hagen Ganem (SEC)